Mail Stop 4561

December 19, 2006

Ken Chu
501 Alliance Avenue, Suite 400
Toronto, Ontario M6N 2J1

> **Re: Empire Global Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB/A for Fiscal Quarters Ended March 31, 2006 and June**
> **30, 2006**
> **Filed May 26, 2006**
> **Form 8-K**
> **Filed November 3, 2005**
> **File No. 000-50045**

Dear Mr. Chu:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief